Exhibit (a)(18)

February 28, 2007

Dear Fellow Shareholder:

During the past several weeks, the Midwest management team has met with numerous Midwest shareholders, customers, and business and civic leaders. We have received consistent, strong support for our strategic growth plan and for our long-standing commitment to providing travelers with an unparalleled travel experience. It is clear that our strategic plan is resonating with investors. We believe that investors recognize the value of our plan and believe in our management team.

However, we have also been confronted by many false and misleading claims made by AirTran about its offer and Midwest’s business – comments we believe are designed to divert attention from AirTran’s deteriorating performance, lack of planning, and absence of a credible and profitable growth plan for its future. It is time to set the record straight.

AirTran’s Business is Deteriorating

AirTran’s low-cost carrier business model is in trouble. By virtually any metric, AirTran’s business is deteriorating. AirTran is desperate to buy Midwest to stave off further erosion of its business.

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AirTran’s profits are deteriorating while Midwest’s are improving. For the last half of 2006, AirTran’s earnings per share (EPS) dropped $0.09, year over year, to a $0.09 per share loss. During that same period, Midwest’s EPS improved $2.58 to a positive $0.25 cents per share.

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AirTran’s share price lags behind its peers and Midwest. Between January 3, 2006 and February 27, 2007, the average share price of low-cost carriers is down 7.7%, while the average share price of network carriers is up 35.5%. Midwest’s share price is up an impressive 156.1% in the same period, compared to an unattractive 35.8% loss of value for AirTran’s shareholders.

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AirTran’s earnings continue to disappoint while Midwest’s show strong momentum. AirTran has failed to show a profit in three of the last four quarters, while Midwest has been profitable in three of the last four quarters. In an effort to obscure its own current poor performance, AirTran’s statements about Midwest focus on years-old data that is heavily influenced by the after-effects of 9/11, which devastated the airline industry.

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AirTran’s load factors are on a downward track. AirTran’s load factor declined 0.7 percentage points in 2006 and declined again in January 2007, down 1.6 percentage points. On the other hand, Midwest’s load factor increased 5.2 percentage points in 2006, with increases of 6.6 percentage points in December 2006 and 3.8 percentage points in

Best Care Campus – West Wing, 6744 South Howell Avenue, HQ-23, Oak Creek, WI 53154-1402
Office: 414-570-4000   Fax: 414-570-0080   Web: www.midwestairlines.com

MIDWEST AIR GROUP, INC. IS A PUBLIC COMPANY, TRADED ON THE AMEX UNDER THE SYMBOL MEH

January 2007, placing Midwest among industry leaders in load factor improvement. AirTran’s declining load factors reflect a pattern of excessive capacity expansion leading directly to lower unit revenue, lower profits and lower value for AirTran shareholders.

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AirTran appears to be focused on adding capacity, not profits. In the last half of 2006, Midwest’s revenue per available seat mile (RASM) was 12.40¢ – a 12.1% improvement from the last half of 2005. AirTran’s RASM was 9.54¢ in the last half of 2006 – down 2.1% from the same period of 2005. AirTran’s deteriorating RASM performance underscores its inability to efficiently utilize its existing capacity. To further compound the problem, AirTran has committed to purchasing an additional 60 planes with no clearly articulated strategic plan to deploy and utilize these planes on a profitable basis.

AirTran Consistently Fails to Deliver on Its Promises

AirTran leaves a trail of broken promises in markets it enters with great fanfare. AirTran typically promises growth and enhanced service in new markets, only to quietly retreat when it can’t keep its word. Since 2004, AirTran has exited 29 markets it had promised to serve, sometimes returning in a scaled-down version and sometimes not. Notably, at Dallas/Ft. Worth, AirTran promised a bustling mini-hub with 30 flights a day to seven destinations by the end of 2004. Regarding Dallas/Ft. Worth, AirTran famously boasted in 2004, “No matter how intense the competition gets… We’ve never been driven out of a market before, and there have been plenty of attempts to push us out… We’re here for the long haul.” The reality told a far less impressive story: AirTran never attained more than 17 flights a day at Dallas/Ft. Worth and now, two short years later, it has only eight flights a day to two destinations. Similarly, AirTran dropped service at Washington Dulles from 16 to seven daily departures and Pittsburgh from 13 to six.

Now AirTran wants everyone to believe that it will add and retain 74 daily departures and 29 new destinations out of Milwaukee alone. 23 of those markets are smaller than the smallest market AirTran currently serves. In fact, AirTran’s speculative plan for Milwaukee would have more flights and many more destinations than its current operation in Atlanta – a city much larger than Milwaukee. Why believe AirTran this time?

AirTran Offers an Inferior Product and Inferior Service

Midwest has been recognized as “the best” domestic airline more than 45 times in the past 17 years by a variety of renowned ratings surveys. AirTran ranks poorly, if at all, in many of the same surveys. Most recently, Midwest placed first among single class service in the 2006 Condé Nast Traveler Business Travel Awards poll; AirTran finished last of 10 in its business class category. In fact, Midwest far outranked AirTran on all five of the categories on which both airlines were rated. At Midwest, we know that customer service excellence requires committed, highly trained and loyal employees. AirTran has not demonstrated that it has the will or the infrastructure to maintain or build the marketplace differentiation that Midwest has mastered for more than 22 years.

Best Care Campus – West Wing, 6744 South Howell Avenue, HQ-23, Oak Creek, WI 53154-1402
Office: 414-570-4000   Fax: 414-570-0080   Web: www.midwestairlines.com

MIDWEST AIR GROUP, INC. IS A PUBLIC COMPANY, TRADED ON THE AMEX UNDER THE SYMBOL MEH

Midwest’s Plan Provides Shareholders With Greater Value Than the AirTran Offer

The Midwest Air Group Board of Directors recently reiterated its belief that AirTran’s offer is inadequate because it does not fully reflect the long-term value of Midwest’s strategic plan, including our strong market position and future growth prospects. Midwest’s superior performance and positive trends demonstrate that the Midwest business model and strategic plan provide attractive value creation. We believe that Midwest’s business model has staying power and can thrive in the restructured aviation marketplace. With a capable management team delivering strong results, projected 21% capacity growth in 2007 and projected 10% compounded annual capacity growth over the next three years, we believe Midwest shareholders will enjoy superior results by owning shares of Midwest. Midwest understands its markets and how to grow them profitably.

Midwest Air Group’s Board of Directors has unanimously recommended that you reject AirTran’s offer and not tender your shares. All of us on the Midwest management team fully support this position. We believe it is far wiser for you to own and hold Midwest stock than to tender your shares to the AirTran offer – a company of declining value and broken promises. We are working hard every day to make sure that Midwest lives up to its potential. Thank you for your continued support.

Sincerely,

Timothy E. Hoeksema

Chairman and Chief Executive Officer

This letter contains forward-looking statements about the results expected under the company’s strategic plan and that otherwise may state the company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future. Words such as “projecting,” “expect,” “anticipate,” “believe,” “estimate,” “goal,” “plan,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that the company’s actual results could differ materially from the projected results contained in these forward-looking statements. Factors that may cause such a difference to occur include, but are not limited to, fees and expenses incurred in connection with AirTran’s unsolicited exchange offer and the risk factors described in “Item 1A. Risk Factors” in the company’s “Annual Report on Form 10-K” for the year ended December 31, 2006.

Important Additional Information

Midwest has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding AirTran’s exchange offer, which sets forth the reasons for the board’s recommendation and related information. If you have any questions concerning the Schedule 14D-9 or need additional copies of Midwest’s publicly filed materials, please contact MacKenzie Partners, Inc. at 800-322-2885 or at 212-929-5500 (collect).

Best Care Campus – West Wing, 6744 South Howell Avenue, HQ-23, Oak Creek, WI 53154-1402
Office: 414-570-4000   Fax: 414-570-0080   Web: www.midwestairlines.com

MIDWEST AIR GROUP, INC. IS A PUBLIC COMPANY, TRADED ON THE AMEX UNDER THE SYMBOL MEH